Filed by S.A.C.I. Falabella pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Distribución y Servicio D&S S.A.

Commission File No.: 333-7616

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. On May 17, 2007, the controlling shareholders of S.A.C.I. Falabella (Falabella) and Distribución y Servicio D&S S.A. (D&S) entered into a merger agreement in which, subject to significant conditions, they agreed to vote in favor of a merger of their respective companies.  It is expected that the proposed merger transaction involving Falabella and D&S will be submitted to the Falabella and D&S shareholders for their approval in the first quarter of 2008.

Investors should not subscribe for any securities relating to the proposed merger transaction except on the basis of a final approved and published information statement and prospectus, and investors are urged to read any such information statement and prospectus (when it becomes available) because it will contain important information.

Any such information statement and prospectus and related documents will be filed with the SEC.  Investors may obtain a free copy of any such information statement and prospectus and related documents filed by Falabella or D&S with the SEC (when they become available) at the SEC’s Internet site (http://www.sec.gov) or from the respective filer.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

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management strategies;

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integration of the businesses of Falabella and D&S;

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market position;

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general economic, political and business conditions in Chile, Argentina, Colombia and Peru;

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new store openings;

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timing and benefits of the offer and the combined company;

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macroeconomic conditions in Chile, Peru, Argentina and Colombia;

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estimated capital expenditures and other investments; and

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other expectations, intention and plans that are not historical fact.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the proposed merger transaction and the integration; litigation; and the effects of competition.

Forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect management’s current expectations. The actual results of Falabella’s performance or the performance of D&S or the combined company could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, Falabella cannot assure you that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on its results of operations and financial condition or the results of operations and financial condition of D&S or the combined company. You are cautioned not to put undue reliance on any forward-looking information.  Except as otherwise required by applicable law, Falabella does not undertake any obligation to update any forward-looking statements in light of new information or future developments.

This communication is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

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The attached Exhibit 99.1 is a presentation made to UBS LAT/EMEA and the attached 99.2 is an English translation of a report provided by Falabella and D&S to the Chilean Antitrust Court (Tribunal de Defensa de Libre Competencia) and filed with the Chilean Securities and Insurance Superintendency (Superintendencia de Valores y Seguros).